COLUMBIA FUNDS VARIABLE SERIES TRUST II

290 Congress Street

Boston, Massachusetts 02210

January 21, 2022

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	PRE 14A (Preliminary Proxy Statement) filed on January 10, 2022

Columbia Funds Variable Series Trust II (the “Registrant”)

File No. 811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on January 13, 2022 for the above-referenced preliminary proxy statement filing (“Filing”). Comments and responses are outlined below. Capitalized terms are used with the meaning assigned to them in the Filing, unless otherwise indicated.

Comment 1:

On question 1 under the heading “Important Information to Help You Understand and Vote on the Proposal,” please insert the underlined phrase in this sentence: “You are receiving the accompanying Proxy Statement and one or more proxy cards (the “Proxy Cards”) or voting instruction cards (the “Voting Instruction Cards”) because you own shares of the Fund as of the Record Date and have the right to vote on this important proposal concerning your Fund.”

Response:

In response to this comment we have modified the referenced sentence to read as follows: You are receiving the accompanying Proxy Statement and one or more proxy cards (the “Proxy Cards”) or voting instruction cards (the “Voting Instruction Cards”) because you have the right to vote on this important proposal concerning your Fund since you owned shares of the Fund as of January 14, 2022, the record date set for determination of shareholders entitled to vote at the Meeting.

Comment 2:

Please confirm that the substitution will be done consistent with the Northwestern National Life Insurance Company (“Northwestern”) (April 10, 1995) line of no-action letters and that all conditions of those letters will be complied with. In that regard, please confirm that contract owners have received notice of their substitution, in the form of a supplement to the current prospectuses, which outlines their surrender rights and rights to transfer their accumulation values from the liquidating funds to other funding options under their contracts, without incurring any transfer or other charges, all as provided in the Northwestern letter. Also, please confirm that after the substitution, all contract owners who have values transferred to the money market fund (“MMF”) will be notified that they have the same surrender and free transfer rights for another 90 days.

Response:

The Participating Insurance Companies, which are affiliated with the investment adviser of the liquidating Funds, have confirmed that the substitution of shares of the liquidating Funds for shares of the Government MMF will be consistent with the Northwestern line of no-action letters.

Comment 3:	Please note that the preliminarily proxy statement and card should be marked as “preliminary.”

Response:	Noted.

Comment 4:

The third sentence of the first paragraph under the section of the Proxy Statement entitled Voting Information indicates Participating Insurance Companies may establish reasonable cut-off times for submitting voting instructions. This disclosure is not consistent with other disclosure that states that shareholders may revoke their proxies prior to and at the Meeting and Contract Owners may revoke their Voting Instruction Cards.

Response:

The Participating Insurance Companies are the record owners of the Fund shares and they have the right to vote those shares. They will seek instructions from their Contract Owners and “echo vote” based on those instructions. The Participating Insurance Companies must receive instructions in enough time to calculate the “echo vote” and submit the vote to the Funds. The Participating Insurance Companies therefore must set a reasonable deadline for receipt of instructions in advance of the Meeting. We believe the current disclosure accurately describes the process for shareholders to revoke their prior proxies prior to or at the Meeting and how Contract Owners may revoke their previously submitted Voting Instruction Cards.

Comment 5:	Liquidation Comments:

•	Please confirm that the Fund will stay current on all filing obligations.

Response:	The Fund will stay current on all filing obligations.

•	Please be sure to mark the Fund’s series and class identifiers as inactive once the liquidation is consummated.

Response:	The Fund will mark its series and class identifiers inactive following the later of its final Form N-PX filing and Form N-CEN filing.

•	Please confirm that the Fund will use reasonable efforts to locate all shareholders.

Response:	The Fund will use reasonable efforts to locate all shareholders. Participating Insurance Companies will also use reasonable efforts to identify Contract Owners invested indirectly in the Fund.

•	Please confirm that the Fund will decide on the collectability of all receivables and that it will include in its respective liquidation costs anything that it believes will not be collected.

Response:	The Fund will consider the collectability of all receivables and receivables on the Fund’s books that are not expected to be paid until after the liquidation will be treated as liquidation costs.

•	Please include an estimate of the liquidation costs.

Response:

An estimate of the cost of the preparation, filing, printing, mailing and solicitation expenses, out-of-pocket expenses and expenses of any proxy solicitation firm, which will be borne by Columbia Threadneedle, will be disclosed in the definitive Filing.

•

Please advise whether the Codification Topic 450 and Financial Accounting Standards Board – FAS 5 will be used in accounting for the liquidation (i.e., to make sure the Fund has set aside the appropriate amount of assets to cover its liabilities.)

Response:	The Fund will continue to apply Codification Topic 450 and FAS 5 and will accrue an appropriate amount of assets to cover its liabilities.

Comment 6:

Please note 1996 Dear Registrant letter: Accounting for Liquidation Expenses. Several investment company registrants have inquired as to the proper treatment of expenses in connection with a liquidation. In some cases, the estimation of expenses and the approval of the plan of liquidation may not occur at the same time. We believe that it is prudent to record the liquidation expenses promptly to ensure that investors who remain shareholders of the liquidating [*7] company do not pay a disproportionate share of the liquidation expenses. GAAP require liabilities to be recorded when it is probable that a liability has been incurred and the amount can be estimated. n8 We believe the liquidation expenses should be reflected on the books and records of the registrant as soon as determinable under GAAP. n9

n8 Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” March 1975, Par. 8.

n9 See Letter to Registrants from Carolyn B. Lewis and Barry D. Miller dated February 15, 1996, Item IV.C., “De-Registering Funds” (reminding registrants to File Form N-8F to notify the Commission that the investment company has ceased operations).

https://www.sec.gov/investment/accounting-matters-bibliography

Please confirm that liquidation expenses will be handled in this manner so that shareholders remaining at the time of liquidation will not have to pay a disproportionate share.

Response:	Liquidation expenses will be handled in this manner so that shareholders remaining at the time of liquidation will not have to pay a disproportionate share.

Comment 7:

Please insert the underlined language in the following sentence in the second paragraph under the heading “The Proposal”: Shareholders of the Fund including Contract Owners may redeem their investments in the Fund at any time prior to the Liquidation Date.

Response:

In response to this comment, the referenced sentence will be changed to read: At any time prior to the Liquidation Date, shareholders of the Fund may redeem their investments in the Fund and Contract Owners who have allocated Contract values to the Fund may reallocate such Contract values to another fund available under their Contract.

Comment 8:	Why are not all contract owners put in the cheapest class - Class 1? If it is because that class of the MMF is not available under the Contract, please state this.

Response:

Neither the Funds nor Columbia Threadneedle determine where liquidation proceeds are reinvested. The reinvestment decision is made by Contract Owners and, if Contract Owners do not provide instructions to the Participating Insurance Companies, the Participating Insurance Companies have determined to reinvest proceeds in the Government MMF, in the corresponding share class as the liquidating Fund position, when available. The expense ratio of any Government MMF share class for the semi-annual period, after reflecting fee waivers, is lower than the expense ratio of any liquidating Fund share class.

Comment 9:	Please explain why when Class 2 shares of the MMF are not available under the contract, they will be reinvested in Class 3 shares rather than the cheapest class of MMF - Class 1.

Response:

The Participating Insurance Companies have notified the Fund that they intend to reinvest liquidating proceeds in the same share class of the Government MMF. Not all share classes of the Government MMF are available under each Contract, so Class 1 may not be available for purchase.

Comment 10:	Should revise to show current fees in table (and examples) since it affects contract owners’ decision on the proposal (especially since higher). See schedule 14a item 22 (a) (3) (iv).

Response:

The Proxy Statement includes the fee and expense table included in the Government MMF’s current prospectus as well as the updated expense information included in the semi-annual shareholder report for the period ended June 30, 2021. The Government MMF has not yet issued audited financial statements for its fiscal year ended December 31, 2021. As a result, we believe disclosing the fee and expense information included in the current prospectus and semi-annual shareholder report is the most appropriate presentation of that fund’s fee and expenses.

If you have any questions, please contact me at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Chief Legal Officer, Senior Vice President and Secretary
Columbia Funds Variable Series Trust II